SKADDEN, ARPS, SLATE, MEAGHER & FLOM

世達國際律師事務所

PARTNERS

CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

CLIVE W. ROUGH ◆

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

ANDREW L. FOSTER (NEW YORK)

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com June 29, 2018

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Ms. Barbara C. Jacobs, Assistant Director

Mr. Matthew Derby, Staff Attorney

Mr. Craig Wilson, Senior Assistant Chief Accountant

Ms. Melissa Walsh, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Aurora Mobile Limited (CIK No. 0001737339) Registration Statement on Form F-1

Dear Ms. Jacobs, Mr. Derby, Mr. Wilson and Ms. Walsh:

On behalf of our client, Aurora Mobile Limited, a company organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have separately delivered to you today four courtesy copies of the Registration Statement, marked to show changes to the revised draft registration statement confidentially submitted on June 1, 2018.

Concurrently with the filing of the Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated June 22, 2018. The Staff’s comments are repeated below in bold and are followed by the Company’s response. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

U.S. Securities and Exchange Commission

June 29, 2018

In accordance with the Jumpstart Our Business Startups Act and the Fixing America’s Surface Transportation Act, the Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size and launch the road show no earlier than 15 days after the date hereof and would appreciate the Staff’s prompt feedback to this filing.

Part I. Comments in the Staff’s letter dated June 22, 2018

Dilution, page 64

1.	In the dilution table, you indicate that the amount presented for pro forma net tangible book value per share gives effect to the redemption of 1,738,720 Series C preferred shares, as well as the conversion of your preferred shares. Please confirm that your computation is accurate. In this regard, it appears that the per share amount does not give effect to the redemption.

In response to the Staff’s comment, the Company has revised the disclosure on page 65 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Results of Operations

Our ability to increase the number of customers and average spending per customer, page 78

2.	You indicate that expanding your customer base and increasing the average spending per customer are key drivers of your revenue growth. Please revise to explain the underlying trends in the sequential difference in the number of customers and average spending per customer. Address the basis for the underlying trends in the operating data for developer services and data solutions separately. In this regard, we note that the number of customers in the three months ended March 31, 2018 is lower than the number of customers for the year ended December 31, 2017. Please explain why the number of customers in a given period that purchase at least one of your paid-for developer services or data solutions, as defined, would decline. We also note that while the average spending per customer for data solutions was higher, the average spending per customer for developer services declined for the three months ended March 31, 2018 compared to the year ended December 31, 2017. Please address these offsetting trends. In addition, also address the increasing concentration in the number of developer services customers in the three months ended March 31, 2018 compared to the year ended December 31, 2017.

U.S. Securities and Exchange Commission

June 29, 2018

The Staff’s comment is duly noted and the Company respectfully advises the Staff that it does not believe it would be very meaningful to compare the operating data in the first quarter of 2018 with the operating data in the full year of 2017 for the reasons discussed below.

For the Staff’s convenience of review, the Company sets forth in the table below the number of customers and average spending per customer for developer services and data solutions, for each periods presented in the Registration Statement:

	For the Year Ended December 31,		For the Three Months Ended March 31,
	2016	2017	2017	2018
Customers	1,168	2,263	980	1,348
Customers of developer services	743	1,118	635	894
Customers of data solutions	425	1,145	345	454

Average spending per customer (RMB)	60,207	125,810	32,646	93,763
Average spending per customer for developer services (RMB)	31,219	34,700	12,162	13,930
Average spending per customer for data solutions (RMB)	110,885	214,772	70,348	250,967

Number of Customers

As shown in the table above, the number of customers for both developer services and data solutions increased in the three months ended March 31, 2018, compared to the three months ended March 31, 2017, which is the comparable period in 2017.

The Company noted that the number of customers for both developer services and data solutions in the three months ended March 31, 2018 was lower than that in the twelve months ended December 31, 2017. The Company believes, however, that it would not provide meaningful additional information to the investors by comparing the number of customers in the three months ended March 31, 2018 with that in the full year of 2017 and explaining the underlying trends, if any, as the two periods are not comparable, nor would it be logical to compare the number of customers and average spending per customer for a three-month period with that for a twelve-month period. As correctly pointed out by the Staff, the Company defines its customers in a given period as those that purchase at least one of its paid for developer services or data solutions during the same period. While the Company has made great efforts to expand its customer base, the chance that a customer is attracted to purchase the Company’s developer services or data solutions in the three months ended March 31, 2018 is lower than that in the twelve months ended December 31, 2017, given the difference in the length of the two periods being compared (three months compared to twelve months).

U.S. Securities and Exchange Commission

June 29, 2018

Average Spending Per Customer

As shown in the table above, the average spending per customer for both data solutions and developer services increased in the three months ended March 31, 2018, compared to the three months ended March 31, 2017, which is the comparable period in 2017.

Similarly, the Company does not believe it is meaningful to compare the average spending per customer in the three months ended March 31, 2018 with that in the full year of 2017 and explaining the underlying trends, if any, as the two periods are not comparable.

Developer services. The Company noted that the average spending per customer for developer services in the three months ended March 31, 2018 was lower than that in the twelve months ended December 31, 2017, but believes that the difference is primarily a result of the difference in the length of the two periods being compared (three months compared to twelve months). The Company tends to generate more revenue on a per customer basis over a longer period of time. For example, as disclosed in the Registration Statement, the Company generates revenue from the fees charged for the VIP premium package of certain developer services based on the subscription/service period, while it adopts a freemium model for most of its developer services. For the purpose of illustration, assuming the Company has the same developer customer in both periods (i.e., the first quarter of 2018 and 2017), given the difference in the length of the two periods being compared (three months compared to twelve months), it is not very likely that the subscription/service period during which the Company can provide VIP premium package of developer services to the same developer customer and generates revenue in the three months ended March 31, 2018 is longer than that in the twelve months ended December 31, 2017.

Data solutions. For the same reasons referenced above, the Company believes that it would not be meaningful to compare the average spending per customer in the three months ended March 31, 2018 with that in the twelve months ended December 31, 2017. The Company noted that the average spending per customer for data solutions in the three months ended March 31, 2018 was higher than that in the twelve months ended December 31, 2017, despite the difference in the length of the periods being compared, which the Company believes is due to the substantial growth of Company’s data solutions business and the Company’s success in identifying and expanding cross-selling opportunities to improve customer spending in the three months ended March 31, 2018.

In response to the Staff’s comments, the Company has revised the disclosure on page 79 of the Registration Statement to disclose operating data, namely, the number of customers and average spending per customer, and the underlying trends for developer services and data solutions separately.

U.S. Securities and Exchange Commission

June 29, 2018

Taxation, page 178

3.	We note that you have filed the form of opinion of Han Kun Law Officers regarding certain PRC tax matters and the form of opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters. Please revise to clearly identify each material tax consequence being opined upon and identify the tax counsels. For guidance, refer to Section III of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company has revised the disclosure on page 179 of the Registration Statement.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue recognition, page F-14

4.	We note from your disclosure in Note 14 on page F-66 that revenue generated from other vertical data solutions has become more than 10% of total revenue. Please revise to disclose the related revenue recognition policy.

In response to the Staff’s comment, the Company has revised the disclosure on page 95, page F-14 and page F-15 of the Registration Statement to disclose the revenue recognition policy in relation to revenue generated from other vertical data solutions.

Part II. Comments in the Staff’s letter dated May 17, 2018

Furthermore, the Company respectfully advises the Staff that the Company has selected The Bank of New York Mellon as its depositary bank and has updated the section under the heading “Description of American Depositary Shares” and other related disclosure in the Registration Statement. The Company sets forth here below its responses to comments No. 16 to 18 contained in the letter from the Staff dated May 17, 2018 with respect to “Description of American Depositary Shares.”

Description of American Depositary Shares

Amendment and Termination, page 164

16.	The description of the ADSs indicates that you may amend or terminate the deposit agreement without consent. Please explain the circumstances under which you may exercise this right, and include corresponding risk factor disclosure.

The Company respectfully advises the Staff that the Company and the depositary may agree to amend the deposit agreement in any way the Company decides is necessary or advantageous to it. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of the business relationship between the Company and the depositary. The terms of an amendment may be disadvantageous to ADS holders, but, in those cases, ADS holders will receive 30 days’ advance notice of the amendment, in which time holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying common shares.

U.S. Securities and Exchange Commission

June 29, 2018

The Company may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when the Company decides to list its shares on a non-U.S. securities exchange and determines not to continue to sponsor an ADS facility or when it becomes the subject of a takeover or a going-private transaction. If the ADS facility will terminate, ADS holders will receive at least 90 days’ prior notice, in which time holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying common shares.

In response to the Staff’s comment, the Company has revised the disclosure on page 54 of the Registration Statement to include a corresponding risk factor.

Limitations on Obligations and Liability to ADS Holders, page 165

17.	At the top of page 167, please clarify whether the waiver of the right to a jury trial applies to claims under the U.S. federal securities laws.

The Company respectfully advises the Staff that by its terms, the waiver of jury trial would apply to an action asserting any claim against the Company or the depositary relating to the deposit agreement or the ADSs, including a federal securities law claim, to the extent permitted by law. If a party to the deposit agreement opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.

In response to the Staff’s comment, the Company has included disclosure on page 175 of the Registration Statement to clarify that the waiver of the right to jury trial would apply to claims under the U.S. federal securities laws to the extent permitted by law.

Governing Law, page 168

18.	Please clarify whether the arbitration provision in your deposit agreement relates to claims arising under the U.S. federal securities laws.

The Company respectfully advises the Staff that the deposit agreement gives the depositary or an ADS holder asserting a claim against the Company the right to require the Company to submit that claim to binding arbitration in New York under the Rules of the American Arbitration Association, including any securities law claim. However, a claimant could also elect not to submit its claim to arbitration and instead bring its claim in any court having jurisdiction of it. The deposit agreement does not give the Company the right to require anyone to submit any claim to arbitration.

In response to the Staff’s comment, the Company has included disclosure on page 176 of the Registration Statement to clarify that the arbitration provision in the deposit agreement applies to U.S. federal securities laws claims asserted by the depositary or an ADS holder against the Company.

U.S. Securities and Exchange Commission

June 29, 2018

Part III. Comments received verbally from the Staff

In addition, the Company also sets forth below its responses to the verbal comments received from the Staff on June 22, 2018:

1.	There is a recent WSJ article about the company. The Staff wanted to know if anyone in the working group leaked information about the IPO.

The Company has made reasonable inquiries (including of the working group) and it is not aware of the identities of the alleged sources for the Wall Street Journal article cited by the Staff, and the Company has no information about any sources of any breaches of confidentiality that have or may have occurred. We note that the Company has reminded all members of the working group on a number of occasions about the need to maintain strict confidentiality and each member of the working group has been reminded to abide by the detailed publicity guidelines prepared by the Company’s counsel. In light of this comment, the Company has also asked representatives of each firm involved in the proposed offering to reaffirm that they understand, have abided by and will abide by their obligations to maintain strict confidentiality about any and all information concerning the proposed offering, and each firm has so reaffirmed.

2.	The Staff requested that the third party source be identified if any information or data in the inside graphics is not the company’s own data.

In response to the Staff’s comment, the Company has revised the inside graphics to identify all information that comes from or is calculated based on data from a third party source. The Company confirms that all other data in the inside graphics is the Company’s own data.

3.	Add disclosure of the Company’s controlled company status in the prospectus summary and on page 50, if the company will be a controlled company after the IPO.

In response to the Staff’s comment, the Company has included disclosure on the cover page of the prospectus and pages 7 and 57 of the Registration Statement the controlled company status of the Company upon the completion of the proposed offering and the risks associated with such status.

4.	The Staff wanted the English translation of the entire F&S report.

The Company respectfully advises the Staff that a complete copy of the industry report prepared by Frost & Sullivan in English has been supplementally submitted to the Staff, promptly after the Company’s submission of the revised draft registration statement on June 1, 2018.

*        *         *

U.S. Securities and Exchange Commission

June 29, 2018

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com or Lionel Li, the audit engagement partner at Ernst & Young Hua Ming LLP, by telephone at +86 755 2502-8149 or via email at lionel.li@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Weidong Luo, Chairman of the Board of Directors and Chief Executive

Officer, Aurora Mobile Limited

Fei Chen, President, Aurora Mobile Limited

Shan-Nen Bong, Chief Financial Officer, Aurora Mobile Limited

Lionel Li, Partner, Ernst & Young Hua Ming LLP

Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP

Daniel Fertig, Esq., Partner, Simpson Thacher & Bartlett LLP